August 23, 2013

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	Atna Resources Ltd.

Form 20-F for the Year Ended December 31, 2012

Filed March 22, 2013

File Number 000-29336

Dear Ms. Jenkins:

On behalf of ATNA Resources Ltd. (“Atna” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Atna, dated August 12, 2013, regarding the Company’s Form 20-F for the fiscal year ended December 31, 2012 (File No. 000-29336), as filed with the Commission on March 22, 2013. The Company’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering in the comment letter.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 16

D. Property, Plant and Equipment, page 22

1.	Comment: It appears the economic indicators, including net present value, internal rate of return, and payback period, for your Pinson and Reward development projects are calculated on a pre-tax basis. If so, please revise to clarify that these economic indicators are pre-tax, rather than after-tax numbers.

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

Response: Yes, these economic indicators are pre-tax indicators. Pursuant to the Staff’s request, the Company will revise future filings to clarify that these economic indicators are pre-tax rather than after-tax numbers.

2.	Comment: Please tell us why you do not disclose your project economic indicators on an after-tax basis.

Response: The Company respectfully submits that disclosure of pre-tax indicators provides a clearer set of information to investors. Both the magnitude of the projects and the directional nature of the economic feasibility of the projects are clearly communicated by these measures. Taxes are determined and filed on a consolidated basis rather than by project. Net operating losses and other historically-based tax assets may be applied under different circumstances and in different jurisdictions and disclosure regarding their application to any particular future period or future project may confuse investors. In addition, depletion and other deductions could only be estimated on a gross basis, decreasing the reliability of the projection.

Production Property

Briggs Mine, California, page 24

2.	Comment: We note the reconciliation of costs of sales to cash costs per gold ounce sold includes the deduction of “silver by-product credits.” In calculating these non-GAAP measures, we believe the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests you incurred lower mining costs for gold than you actually did. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of the non-GAAP measures. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 20-F.

Response: The Company respectfully submits that cash costs per gold ounce sold is a non-GAAP measure commonly quoted in the gold mining industry. The Company believes most others within the gold-mining industry are calculating and reporting this measure either using the Gold Institute’s method or the Brook-Hunt method of determination. Both of these methods call for by-product credits to be deducted from production costs or to include by-products in the number of equivalent gold ounces via a market-value equivalency calculation. Atna believes the deduction of by-product credits is the clearer and more direct presentation. Atna also believes that disclosure of the net cash expended to produce the ounce of gold sold is useful information comparable to information published by other gold mining companies. As required, Atna has shown the few reconciling items differentiating between cost of sales, exclusive of depreciation, i.e. the GAAP measure, and the non-GAAP measured determined, as indicated, in accordance with the Gold Institute’s methodology. Atna does not believe that a change to future filings is appropriate unless a new industry standard is accepted and published.

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

4.	Comment: We note your disclosure of projected full cost, including sustaining capital and depreciation for Briggs on page 39, Pinson project on page 35 and for Reward property. These metrics appear to be non-GAAP measures. Please clarify the nature and method of calculating each of the adjustments made to total cash costs to arrive at these measures. Please address how sustaining capital is determined including which activities are included vs. excluded and explain whether each adjustment can be determined from one or more income statement line items. Please provide us with draft disclosure of your planned changes to be included in future filings.

Response: ‘Full cost’ is a subject recently receiving a great deal of press in the mining industry. Atna agrees that ‘full cost’ is a non-GAAP measure and a common definition of ‘full cost’ has not been adopted within the industry. Atna’s disclosure was added to the 2012 Form 20-F to more fully inform the reader of the Company’s ‘full cost’, given the attention this topic was receiving within the industry. Atna, however, merely used its GAAP measure of cost of sales per ounce sold as its ‘full cost’. GAAP depreciation is included in the measure to represent the long term costs of all forms of invested capital. As a GAAP figure was divided by ounces sold, Atna does not believe that any reconciliation as to a non-GAAP measure was required. Also Atna would respectfully note that the measures were quoted as ranges of projections based on 2013 budgets, further supporting the position that reconciliation to actual results was not required.

Atna is in agreement that the presentation can be made clearer in the future and proposes to include the following disclosure following any disclosure of ‘full cost’ in future filings: “Atna has estimated its ‘full cost’ as being its cost of sales per ounce of gold sold, using the depreciation and depletion components to represent the estimated long-term cost of investments in all forms of invested capital.”

Item 15, Controls and Procedures, page 96

5.	Comment: We note your management’s conclusion that your disclosure controls and procedures were effective for 2012 and 2011. In future filings, please revise your disclosure to provide conclusion of the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. We refer you to Item 15 of Form 20-F for guidance.

Response: The Company agrees and will revise its future filings consistent with this comment.

Exhibit 15.1

Consolidated Balance Sheets, page 5

6.	Comment: We note that you report your entire gold inventories as current assets. Please clarify and confirm that you expect to realize all your gold inventories, including your ore stockpile and inventory on leach pad within 12 months after the reporting period.

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

Response: Atna only includes estimated recoverable ounces of gold in its inventories. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value. Using the weighted-average-cost assumption for inventory turnover, in determining the current portion of the inventory, it is most relevant to consider the average turnover rate. Total equivalent / recoverable gold ounces in inventory at December 31, 2013 were 16,600 and ounces sold in 2012 were 35,700, so the average turnover was 2.1x or about 5.6 months, indicating the entire inventory was current.

In determining the current portion of the inventory on the less relevant basis of tracking specific molecules, Atna estimates that as of December 31, 2012, 96.8% of the inventory on the leach pad and in stockpiles was recoverable within 12 months. Using the 96.8% factor and the $13,961,400 of Briggs leach-pad inventory disclosed in footnote 4 to the 2012 financial statements, $446,765 could have been reclassified to a long-term asset, however reclassification would have been inconsistent with the weighted-average-cost inventory assumption and this amount was immaterial for reclassification. Stockpiles at the Briggs mine are usually processed within days and added to the leach pad, so they have minimal impact upon turnover or the recovery period. Ore stockpiles at Pinson were processed and sold within one to two months, so Pinson inventories turned over in much less than 12 months.

Note to the Annual Consolidated Financial Statements

Note 2, Accounting Policies, page 11

Exploration Expenditures, page 13

7.	Comment: We note that you capitalized considerable amounts of exploration expenditures during the three years ended December 31, 2012 at the Briggs and Reward mines. Please tell us the nature of the costs and the criteria used to determine capitalization and the authoritative literature you relied on to support your accounting.

Response: The principal exploration costs incurred related to drilling activities and secondarily to geological studies. Both Briggs and Reward have identified proven and probable mineral reserves. Atna’s accounting policy for exploration sets-out the criteria used to determine capitalization. Atna relied on IFRS 6, Exploration for and Evaluation of Mineral Resources. IFRS 6 indicates in paragraph 9 as follows:

An entity shall determine an accounting policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently.… The following are examples of expenditures that might be included in the initial measurement of exploration and evaluation assets … (b) topographical, geological, geochemical and geophysical studies; (c) exploratory drilling; … (e) sampling; and (f) activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

8.	Comment: We note your accounting policy states that you capitalize exploration costs that management has determined to have a reasonable probability of producing future economic benefits. Please expand your disclosure to discuss how you evaluate the probable future economic benefits of capitalized exploration costs. Please explain whether a property needs to meet certain milestones to demonstrate probability of future economic benefits before you begin capitalizing costs. Please provide us with draft disclosure to be included in future filings.

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

Response: Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies and scoping studies assessing the economic potential of the mine, results from previous drill programs; results of geological modeling; the proximity to mineral trends or other resources or reserves, and the extent to which ore-grades, ground and ore characteristics, and deposit-boundaries are being clarified and further defined by exploration. ‘Bright-line’ tests utilizing certain milestones to demonstrate probability are usually not available at the time exploration commences or prove unreliable due to differing facts and circumstances surrounding each exploration program.

The criteria of determining that a reasonable probability exists of producing future economic benefits is taken largely from the IFRS Framework and IAS 16 definitions of assets. IFRS 6, paragraph 9, indicates that in making the determination which expenditures are recognized as exploration assets, “an entity considers the degree (emphasis added) to which the expenditure can be associated with finding specific mineral resources.” IFRS 6 leaves the accounting policy for the capitalization of exploration up to the entity, subject to the objective of making consistent determinations.

Atna proposes adding the following to future disclosures of its accounting policy regarding the capitalization of exploration:

“Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same general vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies and scoping studies assessing the economic potential of the mine, results from previous drill programs; results of geological modeling; the proximity to mineral trends or other resources or reserves, and the extent to which ore-grades, ground and ore characteristics, and deposit-boundaries are being clarified and further defined by exploration.”

Capitalized Development Costs, page 13

9.	Comment: We note your disclosure that “Commercial production” is determined by the unique nature of each mine and is impacted by the complexity of the project, whether the mine is operating in the manner intended by management, the percentage of capacity achieved, the ability to sustain ongoing production, whether the mine is economically self-sustaining, and many other factors.” Please explain in greater detail how your accounting policy, which appears to rely on reaching certain level of economic sustainability, complies with paragraphs 17(e), 20 and 21 of IAS 16. We note that IAS 16 appears to focus on the ability of the asset to function properly rather than for it to function at a level that meets management’s economic targets.

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

Response: IAS 16 does not define ‘commercial production’ and significant judgment must be exercised in setting the criteria for determination. There is literature issued by the big-4 accounting firms indicating that, as the name implies, commercial production is attained when a threshold is passed such that management believes the project will be economically self-sustaining and hence attains the status of an ongoing business and a going concern. Atna did not mean to imply in its disclosure that certain profitability targets had to be met to attain commercial production. The use of the phrase ‘profitability target’ was avoided in our discussion of the accounting policy for ‘commercial production’.

IAS 16, paragraph 17(e) addresses the testing of an asset’s functionality. Unlike a piece of equipment or a manufacturing plant where the degree of functionality and utilization may be determined, our Pinson mine was strictly extracting ore, having no milling or processing facilities, so Pinson’s only measure of ‘functionality’ was the attainment of an economic rate of extraction. Extraction during a development-phase differs from extraction during commercial production in that the rate of extraction is sufficient to maintain commercial operations in the latter case.

IAS 16, paragraph 20 indicates that development expenditures are capitalized until the mine is “capable of operating in the manner intended by management”. A mine will not be developed nor has value if it does not meet and later exceed an economic threshold. Hence, an economic threshold is set to determine when the mine is “capable of operating in the manner intended by management”. The mine plan for the extraction of ore usually denotes the ramp-up period and when the threshold is expected to be surpassed.

IAS 16, paragraph 21 refers only to incidental expenditures and revenues not related to the principal development or ramp-up of a project. The example of a parking lot on a construction site is given. This does not pertain to the economic threshold set or to the facts and circumstances surrounding our mine development projects.

In future disclosures, Atna proposes referencing an economic ‘threshold’ indicating the attainment of a level of operations that would be expected to allow the mine to continue as a self-sustaining business as planned and as intended by management.

Impairment Evaluations, page 14

10.	Comment: We note your policy that impairment of tangible and intangible assets is assessed at the cash-generating unit level. As there is significant judgment involved in making this determination, please provide to us the following information:
a)	Clarify whether you are generally testing at the mining complex or mineral project level or some other level of aggregation;

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

b)	Provide your methodology for determining cash-generating units; and
c)	Discuss how management monitors operations to identify independent cash-generating streams.

Please provide us with draft disclosure to be included in future filings.

Response: Atna uses IAS 36 for guidance on impairment testing. IAS 36 defines a cash-generating unit as “the smallest identifiable group of assets that generates cash inflows that are largely independent (emphasis added) of the cash inflows from other assets or groups of assets.” For Atna, it has been fairly easy to determine the cash-generating units (CGU) as being each ‘mine’ as each mine operates independently of the others. The Briggs mine has multiple pits, but only one crushing circuit and one gold recovery circuit, so the Briggs mine can only be operated as a single CGU. The Pinson underground mine operates independently, exclusively extracting ore and having no processing facilities, so it represents an independent CGU. There is a potential open-pit mine adjacent to the Pinson underground mine but it represents a separate CGU as it would operate independently of the underground mine, with only a few shared expenses having to be allocated, and it would require distinct arrangements for a leach-pad for processing.

Atna disclosed in its footnotes that “The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, ‘CGU’) for measuring recoverable amounts.” We propose adding the following sentence to future disclosures: “The CGU’s have been determined to be each mine and project, each being operationally independent of the others.”

Note 13, Income taxes, page 27

11.	Comment: We note that you record a tax benefit from the recognition of previously unrecognized tax losses of $2.8 million and $8.7 million in 2012 and 2011, respectively. Please tell us how this recognition of tax benefits affects your deferred tax assets from the net operating loss carry forward balances. We also note that your net operating loss carry forwards remained $11.9 million as of December 31, 2012 and 2011.

Response: The recognition in 2011 of $8.7 million of previously unrecognized tax losses principally resulted when the development of new mine plans indicated a prior valuation allowance should be reversed.

The recognition in 2012 of $2.8 million of previously unrecognized tax losses principally resulted from a $1.9 million adjustment to prior years’ net operating losses (NOLs) in turn resulting from a combination of true-ups between the 2011 tax returns and the 2011 tax provision, the expiration of NOLs, and other adjustments. The $2.8 million also included $0.7 million of 2012 activity; $0.3 million related to state and federal NOLs and $0.4 million related to timing differences.

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

The NOL carry forwards, $11.9 million in each of 2012 and 2011, set forth in the deferred tax asset table are presented net of valuation allowances, including $2.5 million of Canadian valuation allowances in 2012. The $2.5 million deferred tax asset associated with this Canadian valuation allowance was included in the ‘Other’ line of the deferred tax asset table. It would have been appropriate to increase the $11.9 million NOL carry forward shown in 2012 by $2.5 million and decrease ‘Other’ by the same amount. The total net tax asset would remain the same. In future filings, the deferred tax asset table will net the valuation allowances and applicable deferred tax assets on the same lines. IFRS does require the netting of tax assets and valuation allowances versus their separate disclosure as under US GAAP.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (303) 278 - 8464.

Sincerely;

/s/ Rodney D. Gloss

Rodney D. Gloss
Vice-President and Chief Financial Officer

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com